Exhibit 21.1

LIST OF SUBSIDIARIES

OF

Enigmatig Limited

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Enigmatig (BVI) Limited	BVI	October 27, 2022	100%
Enigmatig Pte Ltd	Singapore	December 25, 2018	100%
Enigmatig Corp Limited	Seychelles	May 24, 2013	100%
Enigmatig (Belize) Limited	Belize	January 26, 2017	100%
ENIGMATIG CONSULTING LIMITED	Hong Kong	August 29, 2018	100%
Shanghai Enigmatig Information Consultancy Limited	Mainland China	July 23, 2019	100%